EXHIBIT 99.1

mCloud Creates Special Committee Retaining ATB Capital Markets Inc. and Maxim Group LLC as Financial Advisors to Explore Strategic Alternatives

SAN FRANCISCO, March 29, 2023 /CNW/ - mCloud Technologies Corp. (NASDAQ: MCLD) (TSXV: MCLD) ("mCloud" or the "Company"), a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets, today announced it has formed a special committee comprising independent members of mCloud's Board of Directors (the "Special Committee") that has retained ATB Capital Markets Inc. ("ATB") and Maxim Group LLC ("Maxim") as financial advisors for the purpose of exploring currently active strategic alternatives.

ATB and Maxim will assist the Special Committee in evaluating potential private and public structure alternatives that are being explored to determine the most viable outcomes maximizing value for the Company's securityholders.

There is no set timetable for this process and there can be no assurance that this process will result in the Company pursuing a transaction or that any transaction, if pursued, will be completed on attractive terms, although the Company believes that it may be possible to complete a transaction during the third quarter of 2023. If the Company is unable to complete a transaction, it may be required to seek a reorganization, liquidation or other restructuring. The Company does not expect to disclose or provide an update concerning developments related to this process unless or until the Company's Board of Directors has approved a definitive course of action or otherwise determines that other disclosure is necessary or appropriate.

In addition, mCloud announces today that it anticipates that it may be delayed in filing its audited annual financial statements for the year ended December 31, 2022, its management's discussion and analysis of financial statements for the year ended December 31, 2022, its annual information form for the year ended December 31, 2022 and related filings (collectively the "Required Filings"). Under National Instrument 51-102, the Required Filings are required to be made not later than March 31, 2023 (the "Canadian Filing Deadline").

While every effort is being made to make the Required Filings as soon as possible, as a result of recent unexpected departures of key finance employees, the Company experienced delays in its ability to complete internal pre-audit procedures associated with the audit process. These delays in turn delayed the ability of the Company's auditor to commence its audit procedures. Although the Company has now substantially resolved these issues, it wishes to proactively advise investors that the Required Filings may not be made on or before the Canadian Filing Deadline.

Out of an abundance of caution in the event that the Company is unable to make the Required Filings on or before the Canadian Filing Deadline, the Company has applied to the British Columbia Securities Commission (the "BCSC") pursuant to Part 3 of National Policy 12-203 ("NP 12-203") for a management cease trade order ("MCTO") as an alternative to a "failure-to-file" cease trade order in connection with the possible late filing of the Required Filings (the "Default"). A decision has not yet been made by the BCSC on this application. The BCSC may grant the application and issue the MCTO, or it may impose a "failure-to-file" cease trade order if the Required Filings are not filed on or before the Deadline. In the event that the MCTO is granted, it will remain in effect until the Default is remedied. The issuance of a management cease trade order generally does not affect the ability of persons who have not been directors, officers or insiders of the Company to trade in the Company's shares.

During the period of Default and until the Required Filings have been made, the Company intends to satisfy the provisions of the alternative information guidelines as required by 12-203. Until the Company has made the Required Filings, members of the Company's management and other insiders of the Company are subject to an insider trading black-out policy in accordance with the Company's insider trading policy, which is consistent with the principles set out in Section 9 of National Policy 11-207.

The Company continues to make progress in the migration of its AssetCare® portfolio of solutions to Google Cloud and the adoption of numerous industry-leading Google technologies, including Google Earth Engine to power new sustainability applications, which are now being delivered to customers.

These applications, which include AI-driven energy management for facilities, energy production optimization solutions for wind farms, and methane emissions management capabilities for oil and gas assets, are part of a joint go-to-market with Google Cloud regional teams worldwide. mCloud noted today it has made considerable progress in implementing this go-to-market strategy, in particular recent uptake of these new applications across all segments worldwide.

The Company confirms that there are no insolvency proceedings against it as of the date of this press release. The Company also confirms that there is no other material information concerning the affairs of the Company that has not been generally disclosed as of the date of this press release.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare® solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific. mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include, but is not limited to, information concerning the anticipated filing date of the Required Filings, the potential granting of a management cease trade order against the Company, the Company's review and evaluation of potential strategic alternatives and their impact on securityholder value, the process by which the Company engages in evaluation of strategic alternatives, the Company's ability to identify potential transaction partners, the Company's ability to raise capital to continue as a going concern, and the terms, timing, structure, benefits and costs of any strategic transaction and whether one will be consummated at all, including the impact of any strategic transaction on the Company.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 17:05e 29-MAR-23